FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item

1.
Press release, dated January 27, 2009, of the registrant’s subsidiary, Cosan S.A. Indústria e Comércio (the “Company”), announcing the trading of the Company’s subscription warrants on the São Paulo Stock Exchange – BOVESPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	January 28, 2009	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer

Item 1

January 27th, 2009

Admission of subscription warrants
for trading on Bovespa

São Paulo, January 27, 2009 – Cosan S.A. Indústria e Comércio (“COSAN” or “Company”) hereby announces that the Securities and Exchange Commission of Brazil (“CVM”) approved the admission of Company’s subscription warrants (“Subscription Warrants”) for trading on the stock exchange, which is an additional advantage to subscribers of each new share issued as part of the capital increase approved at the Board of Directors’ Meeting held on September 19, 2008 (“RCA”).

Trading of Subscription Warrants on the Stock Exchange:

Consequent to authorizations from the CVM and the BM&FBovespa, the Subscription Warrants have been admitted for trading on the BM&F Bovespa S.A. Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”) as of January 28, 2009. Note that the Subscription Warrants may be traded separately from the shares to which they were allocated as additional advantage, that is, the Subscription Warrants may be traded as independent securities by means of the ticker CSAN11.

All the conditions relating to the Subscription Warrants are available in the RCA, the Notice to Shareholders of September 19, 2008 and the Notice to the Market of October 3, 2008.

Exercise of the Subscription Rights to Common Shares Guaranteed by the Subscription Warrants. Service locations:

Subscription Warrant holders wishing to exercise their subscription rights whose Warrants were deposited with the CBLC (Brazilian Clearing and Depositary Corporation) should ask their Custody Agents to withdraw the Warrants, since the subscription rights may only be exercised through Banco Itaú. at the following branches or via Investfone: (11) 5029-7780:

São Paulo (SP)	Rua Boa Vista, 176
Rio de Janeiro (RJ)	Rua Sete de Setembro, 99 A, Centro
Belo Horizonte (MG)	Rua João Pinheiro, 195, Térreo
Curitiba (PR)	Rua João Negrão, 65
Porto Alegre (RS)	Rua Sete de Setembro, 746
Brasília (DF)	SDN CJ NAC BRA LJ T4 T5
SC Sul Quadra 7, Bloco A P03, LJ 546
Salvador (BA)	Avenida Estados Unidos, 50, 2º andar

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January 27th, 2009

COSAN
COSAN is one of the largest producers of sugar and ethanol in the world. With a crushing capacity of more than 44 million tones of sugar cane, the Company holds over 10% of the local market.

CONTACT: COSAN S.A. Indústria e Comércio

Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer
Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797
E-mail: ri@cosan.com.br
website: www.cosan.com.br/ir

Media Relations

Máquina da Notícia
Press Office
Tel: (11) 3147-7900

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of COSAN. These are merely projections and, as such, are based exclusively on the expectations of COSAN’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in COSAN’s filed disclosure documents and are, therefore, subject to change without prior notice.

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